SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X          Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                    No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                    No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                    No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release regarding Registrant’s Partnership with the China National IC Design (Shenzhen) Industrial Base, dated September 26, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing
International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: October 21, 2004

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release regarding Registrant’s Partnership with the China National IC Design (Shenzhen) Industrial Base, dated September 26, 2004.

Exhibit 99.1

SMIC to Expand Its China Manufacturing Network Through Partnership With the China National IC Design (Shenzhen) Industrial Base

shanghai [2004-09-26]

(shanghai,China, September 26,2004)—Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) President & CEO, Dr. Richard Chang, recently toured the China National IC Design (Shenzhen) Industrial Base and visited its public platforms for IC design and technology. He also met with leaders from the base and numerous IC design companies to strategize for further cooperation. In addition to giving an update on SMIC, Dr. Chang promised to continue to cater strong support for domestic design companies regarding capacity, multi-project wafers (MPW), delivery cycle, and assembly & testing.

Dr Chang had high praises for the industrial base, saying, “The Shenzhen IC Industrial Base has served to greatly promote the IC development of Shenzhen and its peripheral areas. In just one year, it has cultivated and assembled many IC companies, which has led to the rapid formation of IC clusters in Shenzhen area.” He also noted, “The Shenzhen IC Industrial Base has long been playing a vital role in helping SMIC to develop the South China market. The stable partnerships between SMIC and these high quality customers are in part thanks to the efforts of the Shenzhen IC Industrial Base through providing a good environment for the entire IC industry and its continuous support of SMIC.”

“As a government-supported organization, we feel honored for the opportunity and will continue to devote ourselves to promote China’s IC industry. We are glad to see that SMIC has garnered much success in merely four years, setting itself as a model for all Chinese IC companies.” said Zhou Bin, manager of Shenzhen IC Design Incubation Company. “SMIC has also promoted the development of our industrial base. Since the base’s establishment, SMIC has set up a multi- project wafer (MPW) center here to provide high quality cost solutions for design companies in Shenzhen and the South China area. We hope to continue our partnership with SMIC, and to see more world-class companies in China, like SMIC, working together to jointly advance the development of entire IC industry chain.

Dr Chang also presented a 0.13-micron wafer manufactured by SMIC to the Shenzhen IC Industrial Base in gratitude for their support and help, and expressed the desire for further cooperation in promoting China’s IC industry.

About the China National IC Design (Shenzhen) Industrial Base

China National IC Design (Shenzhen) Industrial Base is one of the seven China National IC Design industrial bases authorized by the National Science and Technology Office. The industrial base revolves around communication, consumer, information electrical appliances and consumer market advantages of Shenzhen by supporting IC design companies’s establishment and growth, encouraging the development and innovation of chips with independent intellectual property rights, and advancing the industrialization progress. The base focuses on providing supports for design public technology platform, helping to build up SoC design, qualification and testing environment, establishing SIP (silicon intellectual property rights) and MPW (multi- projects crystal garden) service system and the global technical strategic alliance, and promoting the IC design technology level in the high-tech industry. For more information, please visit Shenzhen industry base website: at http://www.southic.com/

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced pilot production at its 12-inch wafer fabrication facility in Beijing. SMIC maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, and ISO14001 certifications. For more information, please visit http://www.smics.com/